UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on February 28, 2020

DATE, TIME AND PLACE: On February 28, 2020, at 12 a.m., by videoconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call notice was dismissed due to the attendance of the Directors fully representing the Company’s Board of Directors.

MEETING BOARD: Álvaro Antônio Cardoso de Souza, President. Beatriz Outeiro, Secretary.

AGENDA: To take resolution about: (i) the exoneration from this date of Mr. Ulisses Gomes Guimarães, Executive Officer without specific designation of the Company; (ii) to know the resignation of Mr. Gilberto Duarte de Abreu Filho, Executive Officer without specific designation of the Company; and (iii) the election of Mr. Sandro Rogério da Silva Gamba as Executive Officer without specific designation of the Company.

RESOLUTIONS: Made the necessary clarifications, the members of the Board of Directors by unanimously: (i) approved the exoneration of Mr. Ulisses Gomes Guimarães, Brazilian citizen, married, engineer, bearer of the identity card RG nº 34246767-0 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 013.149.967-03, Executive Officer without specific designation, with the corresponding change in the composition of the Executive Board of Santander; (ii) knew the resignation presented by the Officer without specific designation of the Company, Mr. Gilberto Duarte de Abreu Filho, Brazilian citizen, married, engineer, bearer of the identity card RG nº 22.884.756-4 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 252311448-86, under the Terms of Resignation ("Term") dated on Febreuary 17, 2020, and filed at the Company's headquarters, its effects being retroactive to the date of the Term; and (iii) approved the election, for a complementary term of office entering in force until the investiture of the elected persons at the first Board of Directors’ Meeting being held after the 2021 Ordinary Shareholders’ Meeting, as Officer without specific designation, Mr. Sandro Rogério da Silva Gamba, Brazilian citizen, married, engineer, bearer of the identity card RG nº 24865811 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 153.803.238-47, with office at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia, São Paulo/SP.

It remains recorded in the minutes that: (i) the election approved above were recommended by the Company´s Nomination and Governance Committee; and (ii) the Officer just elected declare that he is not forbidden by law to perform the activities proper to her office and fulfill all the conditions set forth in Resolution CMN 4.122/2012, presenting the respective representations and authorizations required by the mentioned Resolution, and he will only take office of him respective post after authorization of him election by the Central Bank of Brazil.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Álvaro Antônio Cardoso de Souza, President. Beatriz Outeiro, Secretary. Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice President; Celso Clemente Giacometti, Deborah Stern Vieitas, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía and Marilia Artimonte Rocca– Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Beatriz Outeiro

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 28, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer